EXHIBIT 22

CBL & ASSOCIATES PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Earnings:
Income before discontinued operations, equity in earnings and minority interest in earnings	$142,969	$102,917	$90,198	$71,995	$53,461
Fixed charges less capitalized interest and preferred dividends	143,164	156,707	95,989	83,201	67,697
Distributed income of equity investees	5,599	5,964	3,285	2,718	2,009
Minority interest in earnings of subsidiaries that have not incurred fixed charges	(1,782)	(136)	(52)	(135)	(128)

Total Earnings:	$289,950	$265,452	$189,420	$157,779	$123,039

Combined fixed charges(1)
Interest expense(2)	$143,164	$156,707	$95,989	$83,201	$67,697
Preferred dividends	10,919	6,468	6,468	6,468	3,234
Capitalized interest	5,109	5,860	6,288	6,829	5,175

Total combined fixed charges	$159,192	$169,035	$108,745	$96,498	$76,106

Ratio of earnings to combined fixed charges	1.82	1.57	1.74	1.64	1.62

(1)	The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses.